10025838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
Section
FEB 18 2010
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8-65162 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405-5600 BOULEVARD DES GALERIES
(No. and Street)

| QUEBEC | QC | G2K 2H6 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND CHABOT GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

| 2000-600 DE LA GAUCHETIERE W., | MONTREAL | QC | H3B 4L8 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of SEPTEMBER 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Dubeau Capital USA Inc.

## Financial Statements
## September 30, 2009

Raymond Chabot Grant Thornton

# Independent Auditors' Report

**Raymond Chabot Grant Thornton LLP**
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Shareholders and to the Board of Directors of
Dubeau Capital USA Inc.

We have audited the balance sheet of Dubeau Capital USA Inc. as at September 30, 2009 and the statements of earnings and comprehensive income, retained earnings and cash flows for the year then ended persuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Dubeau Capital USA Inc. as of and for the year ended September 30, 2008, were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated October 28, 2008.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP[1]

Montréal, Canada, February 12, 2010

---

[1] Chartered accountant auditor permit no. 7023

# Dubeau Capital USA Inc.
## Earnings and Comprehensive Income
Year ended September 30, 2009
(In U.S. dollars)

| | 2009 | 2008 |
|---|---|---|
| | $ | $ |
| **Revenue** | | |
| Investment advisory fees | **50,002** | 61,124 |
| Commissions | **24,090** | 24,849 |
| Interest | **700** | 893 |
| Other | | 39 |
| | **74,792** | 86,905 |
| Expenses | | |
| Wages and benefits | **36,266** | 43,925 |
| Clearing fees | **13,019** | 13,017 |
| Professional fees | **6,751** | 12,877 |
| Assessments | **1,655** | 2,777 |
| Taxes and licenses | **1,559** | 1,843 |
| Telephone | **817** | 1,167 |
| Office supplies | **346** | 917 |
| Bank fees | **1,268** | 981 |
| Amortization of intangible assets | **1,029** | 1,030 |
| Foreign exchange loss (gain) | **(5,592)** | 865 |
| | **57,118** | 79,399 |
| Earnings before income taxes | **17,674** | 7,506 |
| Current income taxes expense | **3,938** | 2,081 |
| **Net earnings and comprehensive income** | **13,736** | 5,425 |

The accompanying notes are an integral part of the financial statements.

# Dubeau Capital USA Inc.
## Retained Earnings
Year ended September 30, 2009
(In U.S. dollars)

| | **2009** | 2008 |
|---|---|---|
| | **$** | $ |
| Balance, beginning of year | **6,642** | 26,217 |
| Net earnings | **13,736** | 5,425 |
| | **20,378** | 31,642 |
| Dividends on common shares | | 25,000 |
| Balance, end of year | **20,378** | 6,642 |

The accompanying notes are an integral part of the financial statements.

# Dubeau Capital USA Inc.
## Cash Flows
Year ended September 30, 2009
(In U.S. dollars)

| | 2009 | 2008 |
|---|---|---|
| | $ | $ |
| *OPERATING ACTIVITIES* | | |
| Net earnings | **13,736** | 5,425 |
| Non-cash items | | |
| Amortization of intangible assets | **1,029** | 1,030 |
| Changes in working capital items (Note 6) | **33,020** | (23,491) |
| Cash flows from operating activities | **47,785** | (17,036) |
| *FINANCING ACTIVITIES* | | |
| Dividends and cash flows from financing activities | | (25,000) |
| **Net increase (decrease) in cash** | **47,785** | (42,036) |
| Cash, beginning of year | **6,015** | 48,051 |
| Cash, end of year | **53,800** | 6,015 |

The accompanying notes are an integral part of the financial statements.

# Dubeau Capital USA Inc.
## Balance Sheet
September 30, 2009
(In U.S. dollars)

| | 2009 | 2008 |
|---|---|---|
| | $ | $ |
| *ASSETS* | | |
| Current assets | | |
| Cash | **53,800** | 6,015 |
| Receivable from a carrying broker | **29,562** | 54,590 |
| Other receivables | **117** | 105 |
| Income taxes receivable | | 4,179 |
| Prepaid expenses | **389** | 389 |
| | **83,868** | 65,278 |
| Cash deposit with a carrying broker for clearance account | **50,007** | 51,944 |
| Intangible assets (Note 4) | **30** | 1,059 |
| | **133,905** | 118,281 |
| *LIABILITIES* | | |
| Current liabilities | | |
| Accounts payable | **19,957** | 21,639 |
| Income taxes payable | **3,570** | |
| | **23,527** | 21,639 |
| *SHAREHOLDERS' EQUITY* | | |
| Capital stock | | |
| Authorized (Note 5) | | |
| Issued and fully paid | | |
| 90,000 common shares | **90,000** | 90,000 |
| Retained earnings | **20,378** | 6,642 |
| | **110,378** | 96,642 |
| | **133,905** | 118,281 |

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,

Director

Director

# Dubeau Capital USA Inc.
# Notes to Financial Statements
September 30, 2009
(In U.S. dollars)

### *1 - STATUTES AND NATURE OF OPERATIONS*

The Company, incorporated under Part IA of the Companies Act (Québec) as of May 25, 2001, is a wholly-owned subsidiary of Duca Investissements Inc. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

### *2 - ACCOUNTING CHANGES*

**Recent accounting pronouncements**

In May 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance on subsequent events. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, the guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The adoption of this guidance did not have a material impact on the Company's financial statements.

In December 2007, the FASB revised the authoritative guidance for business combinations. The new guidance expands the definition of a business combination and requires the acquisition method of accounting to be used for all business combinations and an acquirer to be identified for each business combination. Pursuant to the new guidance, all assets, liabilities, contingent considerations and contingencies of an acquired business are required to be recorded at fair value at the acquisition date. In addition, the guidance establishes requirements in the recognition of acquisition cost, restructuring costs and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties. This guidance is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will apply this guidance for future acquisitions.

In July 2006, the FASB issued an interpretation on accounting for uncertainty in income taxes, with respect to all income tax positions accounted for. The interpretation addresses the recognition, measurement, accrual of interest and penalties, balance sheet classification and disclosure of any uncertain tax positions. The provisions of FIN 48 was initially effective for fiscal years beginning after December 15, 2006. In December 2008, the FASB deferred the effective date for non-public entities to fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of the adoption of this guidance on its financial statements.

# Dubeau Capital USA Inc.
# Notes to Financial Statements
September 30, 2009
(In U.S. dollars)

### *3 - ACCOUNTING POLICIES*

#### Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

#### Financial statements

The functional currency of the Company is U.S. dollars. The financial statements are expressed in U.S. dollars to facilitate their comprehension by foreign users. Certain prior period amounts have been reclassified to conform to the current period presentation. The Company has evaluated all subsequent events through February 12, 2010, the date of issuance of these financial statements.

#### Revenue recognition

The Company's principal sources of revenue comprise investment advisory fees commissions and interest income.

Security transactions are recorded in the accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting (trade-date basis). Investment advisory fees are recognized as earned on a prorata basis over the term of the contract. Interest income is recognized based on the number of days the investment was held during the year.

#### Amortization

Intangible assets are amortized over their estimated useful lives according to the straight-line method at the following annual rates:

| | Rates |
|---|---|
| Web site | 33% |
| Software | 50% |

#### Foreign currency translation

The Company applies the temporal method of accounting for the translation of Canadian currency into U.S. dollars. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average rate in effect during the year. Gains and losses are included in the earnings for the year.

# Dubeau Capital USA Inc.
# Notes to Financial Statements
September 30, 2009
(In U.S. dollars)

### *3 - ACCOUNTING POLICIES (Continued)*

**Income taxes**

The Company uses the liabilities method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

**Fair value of financial instruments**

The estimated fair value of certain financial instruments shown on the financial statements is equivalent to their carrying amount. These financial instruments include cash, receivable from a carrying broker, other receivables and accounts payable.

### *4 - INTANGIBLE ASSETS*

| | 2009 | | | 2008 |
|---|---|---|---|---|
| | Cost | Accumulated amortization | Net | Net |
| | $ | $ | $ | $ |
| Web site | 3,117 | 3,087 | 30 | 1,059 |
| Software | 527 | 527 | | |
| | 3,644 | 3,614 | 30 | 1,059 |

### *5 - AUTHORIZED CAPITAL STOCK*

Unlimited number of common shares, voting and participating, without par value

Unlimited number of class "A" shares, voting, with a non-cumulative annual dividend, preferential on common shares and class "B" shares at a maximum rate of 12% of the redemption price, having priority on common shares and class "B" shares, redeemable and retractable at the fair market value of the consideration received upon issuance, without par value

Unlimited number of class "B" shares, non-voting, with a non-cumulative annual dividend, preferential on common shares at a maximum rate of 13% of the redemption price, having priority on common shares, redeemable at the fair market value of the consideration received upon issuance, without par value

# Dubeau Capital USA Inc.
# Notes to Financial Statements
September 30, 2009
(In U.S. dollars)

## *6 - INFORMATION INCLUDED IN CASH FLOWS*

The changes in working capital items are detailed as follows:

| | **2009** | 2008 |
|---|---|---|
| | **$** | $ |
| Receivable from a carrying broker | **25,028** | (11,744) |
| Other receivables | **(12)** | (50) |
| Cash deposit with a carrying broker | **1,937** | 634 |
| Accounts payable | **(1,682)** | (2,878) |
| Income taxes receivable | **4,179** | (9,453) |
| Income taxes payable | **3,570** | |
| | **33,020** | (23,491) |

Cash flows relating to income taxes and interest on operating activities are detailed as follows:

| | **2009** | 2008 |
|---|---|---|
| | **$** | $ |
| Income taxes paid (received) | **(3,811)** | 11,534 |
| Interest received | **700** | 893 |

## *7 - FINANCIAL RISKS*

The Company is exposed to market risk through its use of financial instruments, resulting from its operating activities.

The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed to are as follows.

### Market risk

Market risk is the potential change in an instrument's value caused by interest rates fluctuations and currency exchange rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Company:

*Currency risk*

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Company is exposed to foreign exchange risk due to cash and payables denominated in Canadian dollars. As at September 30, 2009, assets denominated in Canadian dollars consisting of cash totalled $48,375 (C$51,761) ($116 (C$128) as at September 30, 2008) and payables denominated in Canadian dollars totalled $10,000 (C$10,700) ($11,900 (C$12,650) as at September 30, 2008).

The Company does not enter into arrangements to hedge its foreign exchange risk.

# Dubeau Capital USA Inc.
# Notes to Financial Statements
September 30, 2009
(In U.S. dollars)

---

*7 - FINANCIAL RISKS (Continued)*

**Credit risk**

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Company processes and settles various customer transactions through an only one carrying broker. Execution of these transactions may expose the Company to a default risk arising from the potential that customers, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management considered the Company's exposure to credit risk is not significant because the carrying broker is subject to regulatory rules.

*Concentration of credit risk*

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. The Company does not expect non-performance by counterparties in the above situation.

As at September 30, 2009, the Company had $46,621 of cash with one financial institution ($5,929 as at September 30, 2008).

*8 - COMMITMENTS*

Under an agreement with the parent company, the Company is committed to pay monthly administrative and overhead fees of $2,500. These fees may be waived by the parent company with no expectation of future recovery. For the year ended September 30, 2009, the parent company waived its right to the agreement, consequently, no administrative and overhead fees were charged.

Also, under an agreement with a clearing broker, the Company is committed to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000, based on the last six months' average. The agreement is in force for two years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving forty-five (45) days prior written notice to the other party. The Company began to clear transactions in December 2003. Since December 2005, none of the party has noticed to the other party his intention to terminate this agreement.

# Dubeau Capital USA Inc.
# Notes to Financial Statements
September 30, 2009
(In U.S. dollars)

### *9 - NET CAPITAL REQUIREMENT*

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2009, the Company has a net capital of $103,267 which exceeds the required net capital of $50,000 by $53,230. The Company's ratio of aggregate indebtedness to net capital was 0.2279 to 1 as at September 30, 2009.